SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces Actions to Address Impact of Covid-19

São Paulo, March 16, 2020 – Since the inception two decades ago of GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (B3: GOLL4 e NYSE: GOL), Brazil’s largest domestic airline, its owners, management and “Team of Eagles” have strived to provide the Brazilian public an important and essential passenger and cargo transportation service. Built on the vision of being the best airline to travel on, to work for, and to invest in, we are proud to play our part in Brazilian society and have confidence in our country’s ability to tackle this challenging moment.

Based on sound management and adaptability, GOL announces today the steps we are taking to address the impact of Covid-19 both on our Company and in the context of its potential broader impact on our country. We are also mindful of the role that GOL has with our 16,000 employees and in the supply chain meeting the travel needs of the people of Brazil.

“In recent weeks, Covid-19 has become a priority for governments and businesses across the globe. In light of this, we are working hard to support the people, communities and businesses that depend on us to lead with care, clarity, and confidence,” says Paulo Kakinoff, CEO. “Today, in addition to sharing the actions we have taken, we are making ourselves available to assist Brazil’s authorities in addressing the public’s needs.”

GOL is actively monitoring ticket searches and sales trends, as well as the dynamics of the broader airline industry. In February, the Company saw minimal to no effect on demand from the COVID-19 virus and it was not necessary to adjust the Company’s level of service for its customers. However, in recent days, there has been a market-wide decline in demand for air travel in Brazil.

As we remain committed to democratizing air transport in Brazil, even during challenging times, GOL has not suspended service to any domestic destination. Nevertheless, considering the current situation, after careful evaluation the Company determined the necessity to undertake a detailed redesign of our flight network, without interrupting service to any domestic destinations.

“Adjusting our flights to reflect the change in customer demand is sensible, prudent and consistent with our focus on being a market leader,” says Eduardo Bernardes, VP of Sales and Marketing. “We will continue to offer our exceptional level of service for all our customers. For the small number of customers affected by flight changes, we have already contacted them to offer the best, most convenient alternatives.”

It is important to note that these changes reflect the best estimates made with the information available at this time and future revisions are not ruled out. Initially, to match supply with demand, and as a result of travel restrictions imposed by the authorities, GOL will reduce its total flight capacity by approximately 60 to 70% until mid-June, with a 50 to 60% reduction in the domestic market and 90 to 95% reduction in the international market.

Celso Ferrer, VP of Operations adds: “As an airline experienced in operating under adverse conditions, GOL has a highly adaptable and flexible fleet management model, based on a single fleet type. That sophisticated model once again enables us to be decisive while minimizing disruption for our customers. We know that being resilient and flexible in the midst of today’s volatility is of critical importance.”

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GOL Announces Actions to Address Impact of Covid-19

GOL maintains its medium and long-term business plans. We have studied several scenarios and defined specific triggers for taking further action. GOL is ready to adjust its flight offerings in an agile and rational way, as soon as the levels of passenger demand return to normal. The Company has the capability to implement promptly more severe adjustments, if required, without the need to review fleet plans or Company structure.

“Preparedness will guide us through the coming weeks,” says Richard Lark, CFO. “As a Brazilian airline, being prepared, and acting decisively, is in our very nature. These adjustments are important to maintain market equilibrium so that GOL can, after this period of uncertainty, resume its growth trajectory.”

We are proud to be Brazil’s largest domestic airline, transporting 37 million passengers per year to over 100 destinations.

“As a leader in Brazil’s business community, we want to step up and help our country in tackling this pandemic,” says GOL’s chairman and controlling shareholder, Constantino de Oliveira Júnior. “In our twenty years as an airline, we have encountered and overcome many challenges, learning a great deal along the way, and becoming stronger in the process. We now stand ready to provide Brazilians with the necessary support and assistance.”

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 37 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 137 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.